SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003 or

☐	TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA INC.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED

DECEMBER 31, 2003

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

INDEX

Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2003 and 2002	3

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2003 and 2002	4

Notes to Financial Statements	5-10

Schedule of Assets (Held at End of Year)	11

Schedule of Nonexempt Transactions	12

Signatures	13

Schedules other than those listed above have been omitted since they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

MBIA Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/   PRICEWATERHOUSECOOPERS LLP

New York, NY

June 25, 2004

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31, 2003	December 31, 2002
Investments, at fair value: (Note 4)
Mutual funds	$53,837,167	$40,864,680
Common stock	49,726,478	36,127,395

	103,563,645	76,992,075
Plan receivable	21,471	—
Participant loans	934,847	969,139

Net assets available for plan benefits	$104,519,963	$77,961,214

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	Years ended December 31
	2003	2002
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (Note 4)	$22,258,497	$(17,051,923)
Interest and dividends	1,681,832	1,422,296
Contributions:
Employees’ salary deferral	4,569,621	4,344,692
Employer	2,980,435	2,844,971
Plan receivable	21,471	—

Total additions	31,511,856	(8,439,964)

Deductions:
Deductions from net assets attributed to:
Benefit distributions	(4,638,985)	(7,363,709)
Other distributions	(314,122)	—

Total deductions	(4,953,107)	(7,363,709)

Net increase (decrease)	26,558,749	(15,803,673)
Net assets available for plan benefits:
Beginning of year	77,961,214	93,764,887

End of year	$104,519,963	$77,961,214

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The MBIA Inc. 401(k) Plan (the “Plan”), formerly known as the MBIA, Inc. Employees Profit Sharing and 401(k) Salary Deferral Plan, is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the “Company”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Effective April 1, 1987, a 401(k) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of the participant’s contribution up to a maximum of 5% of the participant’s eligible compensation. Effective January 1, 2002, the Plan was amended to allow employees that met certain criteria to diversify the Company matching contribution. Participants may request loans from their accounts in accordance with established guidelines. Loan balances outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

The Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of eleven Fidelity funds, one or more of two Baron Asset Management Company, Inc. (“Baron”) fund, one or more of three 1838 Investment Advisors, LLC (“1838”) funds, one Morgan Stanley fund, one PIMCO fund and the Employer Stock Fund. 1838 is a wholly-owned subsidiary of MBIA Inc. The transactions with Fidelity and 1838 qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited and generally may serve to pay the Plan’s administrative expenses and are otherwise used to reduce future Company contributions. During 2002 and 2003, no forfeitures had been utilized pursuant to the terms of the Plan and therefore the Company was entitled to receive a distribution to correct this oversight. The distribution of $334,235 inadvertently included $20,113 of earnings that will be returned to the Plan including interest of $1,358. Under ERISA, this distribution of earnings constituted a nonexempt prohibited transaction and as such has been reported in the attached supplemental schedule. The forfeiture balance as of December 31, 2003 and 2002 was $78,948 and $284,345, respectively.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

In July 1999, as a result of the merger with CapMAC Holdings Inc., the CapMAC Employee Stock Ownership Plan (“ESOP”) was merged with the Plan. In conjunction with the merger of the plans, the unallocated ESOP shares were to be used to fund the Company’s match obligations. As of December 31, 2002, the unallocated ESOP balance was $653,311. During 2003 all of the remaining ESOP shares were allocated to the participants.

2. Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Significant accounting policies are as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan’s shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Plan’s common stock is valued at the current fair value based on last reported sales price on the last business day of the year. Participant loans are stated at cost, plus accrued interest, which approximates market value.

Gain or loss on the sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, employees’ contribution and the net results from the investment activities of the participant’s account.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, record keeping and auditing fees, are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants’ accounts.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4. Investments

The Plan’s investments at fair value as of December 31, 2003 and 2002, are presented in the following table:

	December 31, 2003		December 31, 2002
Common Stock:
Employer Stock	$49,726,478	*	$36,127,395	*
Mutual Funds:
Fidelity Puritan Fund	1,541,139		1,082,374
Fidelity Magellan Fund	3,935,323		2,703,317
Fidelity Growth Company Fund	5,409,058	*	3,438,804
Fidelity Growth and Income Portfolio	12,047,109	*	9,666,789	*
Fidelity Intermediate Bond Fund	2,876,256		2,735,378
Fidelity Value Fund	1,832,563		1,167,547
Fidelity Overseas Fund	3,333,822		2,208,138
Fidelity Blue Chip Growth Fund	4,744,644		3,745,413
Fidelity Spartan U.S. Equity Index Fund	5,242,447	*	3,571,323
Fidelity Managed Income Fund	7,494,367	*	7,169,506	*
Fidelity Low-priced Stock Fund	345,463		—
Baron Asset Fund	334,116		188,625
Baron Growth Fund	202,769		—
1838 International Equity Fund	1,516,067		1,000,077
1838 Large Cap Equity Fund	1,996,734		1,811,207
1838 Fixed Income Fund	564,134		376,182
PIMCO High Yield Bond Fund	195,643		—
Morgan Stanley Inst. International Equity Portfolio-Class B	225,513		—

	$103,563,645		$76,992,075

Participant Loans	934,847		969,139

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets at December 31, 2003 and 2002, respectively.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan’s net change in fair value of investments for the year ended December 31, 2003 and 2002, were as follows:

	Years ended December 31,
	2003	2002
Investments:
Mutual funds	$8,635,214	$(8,871,462)
Common stock	13,623,283	(8,180,461)

Net change in fair value	$22,258,497	$(17,051,923)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	Years ended December 31,
	2003	2002
Net assets:
Common stock	$49,726,478	$36,127,395

Total	$49,726,478	$36,127,395

Year ended
December 31, 2003
Change in net assets:
Net appreciation	$13,623,283
Interest and dividends	664,288
Contributions	3,218,522
Benefit distributions	(2,020,012)
Transfers to participant-directed investments	(1,886,998)

Net change in fair value	$13,599,083

6. Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a). The Plan obtained its latest determination letter on April 30, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

with the applicable requirements of the Internal Revenue Code. There have been no Plan amendments since the date of the determination letter.

7. Indemnification

In the normal course of business, the Plan enters into agreements that contain a variety of representations and warranties, which provide general indemnifications. The Plan’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Plan that have not yet occurred. However, based on experience, the Plan expects the risk of loss to be remote.

8. Subsequent Event

In March 2004, the Company announced the sale of the assets of 1838. The Company is currently evaluating whether it will continue to offer the 1838 managed funds as investment options under the Plan.

MBIA INC.

401(k) PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of issue	Description	Cost (1)	Current Value
MBIA Common Stock*	Common stock	$36,723,106	$49,726,478
Fidelity Puritan Fund*	Mutual fund		1,541,139
Fidelity Magellan Fund*	Mutual fund		3,935,323
Fidelity Growth Company Fund*	Mutual fund		5,409,058
Fidelity Growth and Income Portfolio*	Mutual fund		12,047,109
Fidelity Intermediate Bond Fund*	Mutual fund		2,876,256
Fidelity Value Fund*	Mutual fund		1,832,563
Fidelity Overseas Fund*	Mutual fund		3,333,822
Fidelity Blue Chip Growth Fund*	Mutual fund		4,744,644
Fidelity Spartan U.S. Equity Index Fund*	Mutual fund		5,242,447
Fidelity Managed Income Fund*	Mutual fund		7,494,367
Fidelity Low-priced Stock Fund*	Mutual fund		345,463
Baron Asset Fund	Mutual fund		334,116
Baron Growth Fund	Mutual fund		202,769
1838 International Equity Fund*	Mutual fund		1,516,067
1838 Large Cap Equity Fund*	Mutual fund		1,996,734
1838 Fixed Income Fund*	Mutual fund		564,134
PIMCO High Yield Bond Fund	Mutual fund		195,643
Morgan Stanley Inst. International Equity Portfolio—Class B	Mutual fund		225,513

			$103,563,645
Participant loans*	Interest rates: 6.25%— 11.5%; Maturity dates: 1/12/04— 2/29/12		934,847

Total			$104,498,492

(1)	Cost is not required for participant directed investments.

*	Fidelity Management Trust Company and 1838 Investment Advisors, LLC, are parties in interest.

MBIA INC.

401(k) PLAN

SUPPLEMENTAL SCHEDULE

NONEXEMPT TRANSACTIONS

Identity of Party Involved	Relationship to Plan	Description of Transaction	Amount of Financial Transaction

MBIA Inc.	Employer	401(k) Plan amounts were made available to the Company pursuant to section 403(c)(2)(A)(i) of ERISA in respect of forfeiture amounts that had not previously been utilized to reduce Company contributions pursuant to the terms of the 401(k) Plan. The amounts that were made available to the Company may have incorrectly included earnings that should have inured to the benefit of the 401(k) Plan.	$20,113

		These earnings, plus interest of $1,358 thereon, will be returned to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MBIA Inc. 401(k) Plan

Date:	June 25, 2004	/s/ NICHOLAS FERRERI
Nicholas Ferreri Vice President Chief Financial Officer

Date:	June 25, 2004	/s/ KEVIN D. SILVA
Kevin D. Silva Plan Administrator Chief Administrative Officer